SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 7 September 2004
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant's principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X      Form 40-F _____
Enclosures:
Audited group results and declaration of dividend number 50 of Sasol Limited for the year ended 30 June 2004

Audited group results and declaration of dividend number 50 of Sasol Limited for the year ended 30 June 2004
Comprehensive additional information is available on our website:
www.sasol.com
·
Benefit of higher oil prices
·
Adverse impact of stronger rand substantially reduces rand attributable earnings
·
Attributable earnings per share expressed in US dollars equal to previous year
·
Capital projects successfully advanced
·
Significant improvement in second half of year - further earnings growth anticipated
·
Dividend maintained
Stronger rand - lower earnings
Profits were again adversely affected by the stronger rand and margin pressures in a challenging international trading environment. From an operational perspective, most of Sasol's businesses performed satisfactorily with several production records and productivity improvements being achieved.
The average exchange rate during the financial year of R6,88 : US$1,00 was 24% stronger than the previous year. Including the effect of lower translation losses at the end of the period (R1,0 billion versus R1,7 billion), the net adverse impact on operating profit of the strong rand amounted to about R6,0 billion. The associated impact on attributable earnings was R4,2 billion or about 686 cents per share.
Higher average international oil prices (dated Brent US$31,30 versus US$27,83) and the benefit of cost reductions and productivity improvements partly offset the drastic impact of the stronger rand. Attributable earnings per share of 974 cents was 24% lower than earnings of the previous comparable reporting period. Headline earnings per share of 934 cents was 27% lower. In US dollar terms, attributable earnings per share of 142 cents was equal to the comparable result of the previous reporting period.
It was anticipated when the first half-year results were announced that the attributable earnings of the second half of the financial year would be much better than the first half. Attributable earnings in the second half was 39% higher than the first half, and 16% higher than the comparable second half of the previous financial year.
During the year, impairment charges of R342 million were partially offset by net profits of R207 million achieved on disposal of assets, relating mainly to non-performing or non-core activities in the chemicals portfolio. This was further offset by a gain of R108 million realised on the dilution of our interest in Sasol Oil in terms of the consideration paid by way of shares for our purchase of Exel Petroleum. Provisions relating to environmental rehabilitation and likely retrenchment costs amounting to R138 million were made in Sasol Nitro.
Capital expenditure on property, plant and equipment amounted to R10,9 billion. The main projects advanced or completed were:
·
the Mozambique Natural Gas project - gas reached Secunda and Sasolburg through the
865 kilometre pipeline from Mozambique, in February and June 2004, respectively;
·
Project Turbo - the fuels enhancement and polymers expansion project which is scheduled for commissioning as from the last quarter of 2005;
·
the GTL fuels projects - in Qatar, which is scheduled for start-up during the first quarter of
2006, and in Nigeria where the engineering bids are presently being evaluated;

page

Audited group results and declaration of dividend number 50 of Sasol Limited for the year ended 30 June 2004
·
the Arya Sasol Polymers joint venture to build a world-scale ethane cracker and polyethylene plants in Iran, which are scheduled for commissioning from the fourth quarter of 2005; and
·
the acrylic acid project at Sasolburg which was commissioned during the first quarter of
2004.
At 30 June 2004, gearing (net debt as a percentage of shareholders' equity) was 41% which was within the company's targeted range of 30% to 50%.
The total dividend declared for the year of R4,50 is equivalent to that of the previous reporting period and reflects a dividend cover of 2,2.
Operating profit of R9 314 million was 22% below the comparable result of the previous year. The contribution of the major businesses is summarised as follows:
Sasol Mining
The operating profit of Sasol Mining of R1 177 million was slightly lower than the previous year. The benefit of higher export coal prices was more than offset by the adverse impact of the stronger rand. Coal production was higher mainly because of increased demand from Sasol Synfuels. Continuous miner productivity improved by 4% and unit cash cost per ton mined was again well controlled and equal to the previous year.
Sasol Synfuels
The operating profit of Sasol Synfuels of R5 515 million was severely impacted by adverse currency effects, partly offset by the benefit of higher oil prices. Output increased by about 5% partly because of improved operational stability resulting from natural gas from Mozambique being introduced to supplement synthesis gas feed. After some years of rand cash costs per unit of production increasing, new initiatives resulted in these costs reducing on a year-on-year basis by about 3%.
Sasol Liquid Fuels Business
The benefit of high oil prices was offset by the adverse effect of the stronger rand. The operating profit of R1 429 million was only slightly higher than the previous financial year. New supply arrangements to replace the Main Supply Agreements that expired at the end of 2003 were put into place with the other oil companies. The roll-out of the new Sasol retail network progressed according to plan.
Sasol Gas
The operating profit of Sasol Gas reduced by 14% to R387 million. While sales were satisfactory, once-off costs were incurred in changing the gas supply networks to customers from hydrogen-rich gas to natural gas piped from Mozambique.
Sasol Synfuels International
The roll-out of the GTL fuels strategy continued during the year. Start-up of our first facility in Qatar is expected during the first quarter of 2006. The operating loss of R138 million is less than the previous year mainly because of a reduction in overhead costs.
Sasol Olefins and Surfactants
The poor performance of the alkylates and monomers business seriously impacted the division and an operating loss of R46 million was incurred. The alkylates business again could not fully recover the increased cost of oil-derivative feedstocks which reached unprecedented levels in the year. The monomers business, which is primarily South Africa-based, was adversely affected by the strong rand and also incurred an operating loss. The other businesses in the division performed satisfactorily.
Sasol Polymers
The operating profit of R971 million was 9% higher than the previous reporting period. The benefits of higher international polymer prices, productivity improvements and the better performance of the division's Malaysian investments were mostly offset by the adverse effects of the stronger rand.
Sasol Solvents
Primarily because of its significant exports, the division's performance was materially affected by adverse currency effects and operating profit dropped by 69% to R135 million. Excluding currency effects, the division's performance in US dollar terms met expectations. The new acrylates complex at Sasolburg was successfully commissioned during the year.

page

Audited group results and declaration of dividend number 50 of Sasol Limited for the year ended 30 June 2004
Other
The significant reduction in the operating profit of this segment was mainly due to effects of the stronger rand, as well as environmental rehabilitation and retrenchment expenses provided for in Sasol Nitro.
Profit outlook
It is likely that the momentum of the improvement achieved in the second half of the financial year ended 30 June 2004 will continue and a material increase in earnings in the new financial year is probable, although our performance will remain sensitive and vulnerable to the volatility of currencies, oil prices and chemical margins. This profit outlook has not been reviewed by our auditors.
Basis of preparation and accounting policies
The group's condensed consolidated financial statements for the year ended 30 June 2004 have been prepared in compliance with the Listings Requirements of the JSE Securities Exchange South Africa, International Financial Reporting Standards (IFRS) and the South African Companies Act, 1973, as amended.
The accounting policies applied are consistent with those applied in the previous year and have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value.
The principal reporting currency of the Sasol group is rand. This currency reflects the economic substance of the underlying events and circumstances of the group. US$ figures are presented for the balance sheet and income statement for convenience purposes only.
Financial statements in accordance with US GAAP will be included in the Annual Report under Form 20-F filed under the Securities and Exchange Act of 1934 which will be distributed to holders of American Depositary Receipts by the end of October 2004.
Related party transactions
The group, in the ordinary course of business, enters into various sale and purchase transactions on an arm's length basis at market rates with related parties.
Significant acquisitions and disposals of businesses
Subsidiaries:
With effect from 1 July 2003 Sasol Italy S.p.A. acquired the remaining 48% shares in G.D. Portbury Limited (Dubai) trading as Sasol Gulf.
With effect from 1 January 2004 Sasol acquired the remaining 77,5% of Naledi Petroleum Holdings (Pty) Limited, the holding company of Exel Petroleum (Pty) Limited. The purchase price was settled by the issue of 22 shares in Sasol Oil (Pty) Limited (representing 2% of the issued shares of the company) to some of the previous shareholders of Naledi Petroleum Holdings (Pty) Limited and a cash consideration.
On 30 June 2004, Sasol Chemie GmbH and Co KG disposed of its interest in Sasol Servo B.V. Joint ventures:
With effect from 1 November 2003 Sasol acquired a 50% interest in Sasol Huntsman GmbH & Co KG. This transaction formed part of the original acquisition of the Sasol Chemie business from RWE-DEA.
Sasol Investment Company (Pty) Ltd sold its 50% interest in Sasol Roche Blasting Services Pty Ltd to Roche Mining Pty Ltd effective February 2004.
Post-balance sheet date events
During April 2004, 30 000 barrels of crude oil a day (being approximately 20% of Synfuels volume production) was sold forward for the period June 2004 to May 2005 at a weighted average price of US$31,85/bbl by way of over-the-counter (OTC) Brent crude oil swaps. Subsequent to year-end, the hedge was extended by a further 15 000 barrels a day for the period August 2004 to May 2005. The total hedging activity amounts to 45 000 barrels a day (equivalent to approximately 30% of Synfuels' production) at a weighted average Brent crude oil price of US$33,12/bbl.
Further to the cautionary announcement below, it is envisaged that the new liquid fuels business will be effected by way of a joint venture in which Sasol and Petrolium Nasional Berhad (Petronas) will page

Audited group results and declaration of dividend number 50 of Sasol Limited for the year ended 30 June 2004 each have an equal 37,5 percent interest and in which Black Economic Empowerment (BEE) partners (both existing and new) will hold a combined 25 percent interest.
The parties plan to conclude definitive agreements concerning the joint venture during the last quarter of 2004. A further announcement will be made at the conclusion of this process. Definitive agreements will be subject to regulatory approval which it is hoped will be completed during the first quarter of 2005.
On 1 September 2004, an explosion at the Sasol Polymers' ethylene plant in Secunda occurred for which we again express our sympathy to those affected. This will not affect fuel production although polymers production will be affected in the short-term. The incident is being investigated and further information will be issued once it becomes available.
Principal foreign currency conversion rates
One unit of foreign currency equals rand:
30 June 2004
30 June 2003
Rand/US$ (closing)
6,21
7,50
Rand/US$ (average)
6,88
9,03
Rand/euro (closing)
7,57
8,63
Rand/euro (average)
8,19
9,41
Independent audit by KPMG Inc.
The group's condensed consolidated financial statements have been derived from the group's audited consolidated financial statements at 30 June 2004 and for the year then ended. Our auditors, KPMG Inc., have audited the consolidated financial statements in accordance with Statements of South African Auditing Standards. A copy of their unqualified audit report is available for inspection at the registered office of the company.
Declaration of dividend number 50
The directors of Sasol Limited have declared a final dividend of 235 cents per share (2003: 235 cents per share) for the year ended 30 June 2004. The dividend has been declared in the currency of the Republic of South Africa. The salient dates are:
To holders of ordinary shares:
Last day for trading to qualify for and participate in the dividend
(cum dividend)
Friday, 1 October 2004
Trading ex dividend commences
Monday, 4 October 2004
Record date
Friday, 8 October 2004
Dividend payment date(electronic and certificated register)
Monday, 11 October 2004
On 11 October 2004, dividends due to certificated shareholders on the South African Registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Shareholders who have dematerialised their share certificates will have their accounts at their Central Securities Depository Participant or Broker credited on Monday, 11 October 2004. Share certificates may not be dematerialised or rematerialised between Monday, 4 October 2004 and Friday, 8 October 2004, both days inclusive.
To holders of American Depositary Receipts Ex dividend on New York Stock Exchange
Wednesday, 6 October 2004
Record date
Friday, 8 October 2004
Approximate date for currency conversion
Tuesday, 12 October 2004
Approximate dividend payment date
Thursday, 21 October 2004
On behalf of the board
P du P Kruger
P V Cox
Chairman
Deputy chairman & chief executive
Sasol Limited, 7 September 2004

page

Audited group results and declaration of dividend number 50 of Sasol Limited for the year ended 30 June 2004
Cautionary announcement
Further to the cautionary announcement dated 19 February 2004 by Sasol and Petronas concerning the proposed combination of their respective interests in Sasol's liquid fuels business and Engen in a joint venture to create a leading South African liquid fuels business, Sasol shareholders are advised that the parties are still involved in negotiations which, if successfully concluded, may have a material effect on the price of Sasol's securities.
Shareholders are accordingly advised to continue exercising caution when dealing in Sasol securities until a full announcement is made.
Forward-looking statements:
In this report we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results not yet determinable, relating, amongst other things, to exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. These are forward-looking statements as defined in the United States Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 27 October 2003 and in other filings with the United States Securities and Exchange Commission.
Please note: A billion is defined as one thousand million
Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196, PO Box 5486, Johannesburg 2000
Share registrars: Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street,
Johannesburg 2001. PO Box 1053, Johannesburg 2000, South Africa. Tel: +27 11 370-7700.
Fax: +27 11 370 5271/2
Company registration number: 1979/003231/06 , Incorporated in the Republic of South Africa
ISIN code: ZAE000006896
Share codes: JSE-SOL NYSE-SSL
American depositary receipt (ADR) program: Cusip number 543210 ADR to ordinary share 1:1
Depositary: The Bank of New York, 22nd floor, 101 Barclay Street, New York, N.Y. 10286, U.S.A. Directors (non-executive): P du P Kruger (Chairman), E le R Bradley, W A M Clewlow, B P Connellan, J H Fourie, M S V Gantsho, A Jain (Indian), S Montsi, S B Pfeiffer (USA), J E Schrempp (German), C B Strauss (Executive): P V Cox (Deputy chairman and chief executive), L P A Davies, T S Munday
Company secretary: N L Joubert
website:
www.sasol.com
e-mail:
investor.relations@sasol.com

6 Audited group results and declaration of dividend number 50 of Sasol Limited for the year ended 30 June 2004 balance sheet
2003
2004
2004
2003
US$ m
US$ m
R m
R m
ASSETS
5 652
7 545
Property, plant, equipment
46 858
42 363
(42)
15
Goodwill and negative goodwill
92
(314)
274
360
Intangible assets
2 236
2 051
60
39
Post-retirement benefit assets
239
451
26
49
Deferred tax assets
306
194
237
302
Other long-term assets
1 877
1 777
6 207
8 310
Non-current assets
51 608
46 522
1 167
1 335
Inventories
8 292
8 748
1 399
1 767
Trade and other receivables
10 971
10 486
2
4
Short-term financial assets
25
12
89
85
Restricted cash
527
665
425
332
Cash
2 063
3 186
3 082
3 523
Current assets
21 878
23 097
9 289
11 833
TOTAL ASSETS
73 486
69 619
EQUITY AND LIABILITIES
4 472
5 640
Shareholders' equity
35 027
33 518
40
60
Minority interest
373
300
611
1 467
Long-term debt
9 110
4 581
332
380
Long-term provisions
2 362
2 486
345
439
Post-retirement benefit obligations
2 724
2 589
13
38
Long-term deferred income
237
96
816
929
Deferred tax liability
5 768
6 113
2 117
3 253
Non-current liabilities
20 201
15 865
865
526
Short-term debt
3 265
6 481
1 359
1 692
Other current liabilities
10 507
10 187
436
662
Bank overdraft
4 113
3 268
2 660
2 880
Current liabilities
17 885
19 936
9 289
11 833
TOTAL EQUITY AND LIABILITIES
73 486
69 619
at 30 June

7 Audited group results and declaration of dividend number 50 of Sasol Limited for the year ended 30 June 2004 income statement
for the year ended 30 June
2003
2004
2004
2003
US$ m
US$ m
R m
R m
7 149
8 747
Turnover
60 151
64 555
(4 357)
(5 641)
Cost of sales and services rendered
(38 794)
(39 347)
2 792
3 106
Gross profit
21 357
25 208
67
50
Non-trading income
343
604
(551)
(716)
Marketing and distribution expenditure
(4 920)
(4 977)
(488)
(544)
Administrative expenditure
(3 744)
(4 407)
(312)
(391)
Other operating expenditure
(2 687)
(2 809)
(189)
(151)
Translation losses
(1 035)
(1 708)
1 319
1 354
Operating profit
9 314
11 911
18
28
Dividends and interest received
190
167
7
17
Income from associates
117
60
(25)
(64)
Borrowing costs (net of amounts capitalised)
(439)
(225)
1 319
1 335
Net income before tax
9 182
11 913
(444)
(461)
Taxation
(3 175)
(4 007)
875
874
Net income after tax
6 007
7 906
(10)
(10)
Minority interest
(67)
(89)
865
864
Attributable earnings
5 940
7 817
Basic earnings per share (cents)
142
142
- attributable earnings basis
974
1 283
142
136
- headline earnings basis
934
1 280
Diluted earnings per share (cents)*
140
140
- attributable earnings basis
964
1 262
139
134
- headline earnings basis
925
1 259
Dividends per share (cents)
27
33
- interim
215
215
31
38
†
- final
235
235
58
71
450
450
*
Taking the Sasol Share Incentive Scheme into account.
† Subject to exchange rate ruling on payment date
The US dollar convenience translation is calculated on a line by line basis in accordance with International Financial Reporting Standards.

8     Audited group results and declaration of dividend number 50 of Sasol Limited for the year ended 30 June 2004 for the year ended 30 June
2004
2003
R m
R m
Opening balance
33 518
31 315
Shares issued
109
77
Shares repurchased
(33)
(185)
Attributable earnings
5 940
7 817
Dividends paid
(2 745)
(2 835)
Decrease in foreign currency translation reserve
(1 217)
(2 570)
Decrease in cash flow hedge accounting reserve
(545)
(101)
Closing balance
35 027
33 518
Comprising
Share capital
2 892
2 783
Share repurchase programme
(3 647)
(3 614)
Accumulated earnings
38 236
35 041
Foreign currency translation reserve
(1 569)
(352)
Non-trading financial assets reserve
2
2
Cash flow hedge accounting reserve
(887)
(342)
Total shareholders' equity
35 027
33 518
changes in equity statement (condensed)

9     Audited group results and declaration of dividend number 50 of Sasol Limited for the year ended 30 June 2004
2004
2003
R m
R m
Cash receipts from customers
59 952
64 496
Cash paid to suppliers and employees
(44 801)
(48 499)
Cash generated by operating activities
15 151
15 997
Investment income
230
178
Borrowing costs paid
(1 384)
(1 286)
Dividends paid
(2 745)
(2 835)
Tax paid
(3 963)
(5 527)
Cash available from operating activities
7 289
6 527
Additions to property  plant and equipment
(10 888)
(10 272)
Acquisition of businesses
(555)
(155)
Cash acquired on acquisition of businesses
163
119
Disposal of businesses
283
-
Other net expenditure in investing activities
(31)
(413)
Cash utilised in investing activities
(11 028)
(10 721)
Share capital issued
109
77
Share repurchase programme
(33)
(185)
Dividends paid to minority shareholders
(37)
(65)
Contributions from minority shareholders
75
-
Increase in long-term loans
4 386
122
(Decrease) / increase in short-term loans
(2 616)
3 088
Cash effect of financing activities
1 884
3 037
Effect of translation of cash of foreign entities
(251)
(255)
Decrease in cash and cash equivalents
(2 106)
(1 412)
Cash and cash equivalents at beginning of year
583
1 995
Cash and cash equivalents at end of year
(1 523)
583
Comprising
- restricted cash
527
665
- cash
2 063
3 186
- bank overdraft
(4 113)
(3 268)
(1 523)
583
for the year ended 30 June
cash flow statement (condensed)

Audited group results and declaration of dividend number 50 of Sasol Limited for the year ended 30 June 2004
2004
2003
R m
R m
Sales
60 151
64 555
Purchased materials and services
(37 085)
(39 066)
Value added
23 066
25 489
Investment income
307
227
Wealth created
23 373
25 716
Employees
8 731
9 055
Providers of equity capital
2 812
2 924
Providers of loan capital
439
225
Government
3 421
3 651
Reinvested in the group
7 970
9 861
Wealth distribution
23 373
25 716
value added statement
for the year ended 30 June

11 Audited group results and declaration of dividend number 50 of Sasol Limited for the year ended 30 June 2004
2004
2003
Selected ratios
Return on equity %
17,3
24,1
Return on total assets %
13,4
17,9
Operating margin %
15,5
18,5
Borrowing cost cover times
7,0
9,4
Dividend cover times
2,2
2,9
Share statistics
Total shares in issue million
671,3
668,8
Treasury shares (share repurchase programme) million
60,1
59,7
Weighted average number of shares million
610,0
609,3
Fully diluted number of shares million
616,2
619,6
Share price (closing) cents
9 610
8 355
Market capitalisation R m
64 509
55 878
Net asset value per share cents
5 731
5 503
Other financial information
Total debt (incuding bank overdraft)
- interest bearing
R m
16 448
14 289
- non-interest bearing R m
40
41
Capital commitments
- authorised and contracted
R m
10 383
9 562
- authorised, not yet contracted R m
14 397
8 510
Guarantees and contingent liabilities
- total amount
R m
25 835
16 313
- outstanding balance sheet exposure R m
9 759
5 155
Significant items in operating profit
- employee costs
R m
8 731
9 055
- depreciation of property, plant and equipment R m
4 723
4 468
- operating lease charges R m
350
378
Directors' remuneration R m
22
29
Share options granted to directors - cumulative '000
1 451
1 450
Effective tax rate %
34,8
33,6
Employees number
30 910
31 150
Average crude oil price - dated Brent US$/bbl
31,30
27,83
Average rand/US$ exchange rate 1US$ = rand
6,88
9,03
Reconciliation of headline earnings
Attributable earnings
5 940
7 817
Impairment of assets
342
83
(Profit) / loss on disposal of assets
(341)
90
Scrapping of property, plant and equipment
26
69
Amortisation of goodwill
21
42
Amortisation of negative goodwill
(225)
(301)
Tax effect on reconciling items
(65)
(2)
Headline earnings
5 698
7 798
The reader is referred to the definitions contained in the 2003 Sasol Limited annual financial statements.
salient features

1 Audited group results and declaration of dividend number 50 of Sasol Limited for the year ended 30 June 2004
2003
2004
2004
2003
Business unit
1 013
1 083
Mining
1 177
1 277
1 210
1 329
Synfuels
5 515
7 418
19 460
18 554
Liquid fuels business
1 429
1 402
1 480
1 389
Gas
387
451
7
7
Synfuels International
(138)
(180)
19 543
17 133
Olefins & surfactants
(46)
67
6 245
6 576
Polymers
971
890
5 950
5 956
Solvents
135
436
9 647
8 124
Other
(89)
392
64 555
60 151
9 341
12 153
Capital items
(27)
(242)
9 314
11 911

2003
2004
2004
2003
Geographic analysis
31 136
28 954
South Africa
8 505
10 896
1 959
3 062
Rest of Africa
204
15
17 149
15 632
Europe
591
781
3 710
3 509
Middle East, India, Far East
277
453
8 809
7 060
North America
(303)
(229)
697
723
South America
4
7
1 095
1 211
Southeast Asia
36
(12)
64 555
60 151
9 314
11 911
Turnover
Operating profit
R million
R million

Turnover
Operating profit
R million
R million
Pie chart info

13 Audited group results and declaration of dividend number 50 of Sasol Limited for the year ended 30 June 2004
2000
2001
2002
2003
2004
Turnover
R billion
25,8
40,8
59,6
64,6
60,2
Operating profit
R billion
6,3
10,6
14,8
11,9
9,3
Attributable earnings per share
cents
620
1136
1603
1283
974
Dividend per share
cents
220
320
450
450
450
Gearing
%
5,6
28,2
25,1
33,2
41,2
Bar Graphs

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 7 September 2004
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary